NO ACT

PE
12-29-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005770

February 17, 2011

Received SEC
FEB 17 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-17-2011

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Re: Occidental Petroleum Corporation
Incoming letter dated December 29, 2010

Dear Ms. Peterson:

This is in response to your letter dated December 29, 2010 concerning the shareholder proposal submitted to Occidental by the New York State Common Retirement Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st Floor
New York, NY 10017

February 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 29, 2010

The proposal requests that "as the terms in office of elected board directors expire, at least one candidate be recommended who" satisfies the criteria specified in the proposal relating to environmental expertise and director independence.

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Occidental's practices and policies do not compare favorably with the guidelines of the proposal and that Occidental has not, therefore, substantially implemented the proposal. It appears to us that the proposal requests a recurring action and is not limited to the current board composition and the elections at the 2011 annual meeting. Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Occidental Petroleum Corporation

10889 Wilshire Boulevard Los Angeles, California 90024
Phone 310.433.6189 • Fax 310.433.6737
linda_peterson@oxy.com

Linda S. Peterson
Associate General Counsel

December 29, 2010

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from the Comptroller of the State of New York, as sole Trustee of the New York State and Local Employees' Retirement System, attached hereto as Exhibit A (the "Proposal"), may be omitted from the proxy materials for the Company's 2011 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal requests that at least one board candidate be recommended who has expertise in environmental impacts of hydrocarbon exploration and is also an independent director.

Occidental believes the Proposal may be properly omitted from its Proxy Materials under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a company may omit a proposal from its proxy statement when the company has already substantially implemented the proposal. See *Caterpillar Inc.* (March 11, 2008).

The Proposal requests that, as the terms in office of elected board directors expire, at least one candidate be recommended who is recognized (as determined by the Board) to be an expert relating to the environmental impacts of hydrocarbon exploration and production, and that this candidate also be an independent director.

Currently, one of Occidental's directors, John Feick, who has a doctorate in chemical engineering and will stand for reelection at the Annual Meeting, meets these requirements. From 1996 – 2003, Mr. Feick was the President and Chief Executive Officer of Matrix Solutions Inc., a provider of a full range of environmental services, including preparation of environmental impact assessments, environmental monitoring, environmental remediation and reclamation services. He continues to serve as the Chairman and is a significant stockholder of Matrix. He is also Chairman and a partner in Kemex Engineering Services, Ltd., which offers engineering and design services to the petrochemical, refining and gas processing industries.

Mr. Feick possesses a deep understanding of both the oil and gas and chemicals industries along with broad experience in environmental compliance and remediation, including the development of the Canadian chemical industry's Responsible Care standard that was subsequently adopted by the U.S. chemical industry. He has served as a chairman of a company specializing in environmental services and led an oil and gas and petrochemicals specialty engineering firm. Mr. Feick has also been determined by the Board as meeting the independence standard set forth in Occidental's Corporate Governance Policies and the New York Stock Exchange Listed Company Manual. Mr. Feick serves as a member of the Environmental, Health and Safety Committee of the Board, among other committees. Mr. Feick's background, experience, Board committee memberships and independence have been fully described to Occidental's stockholders in Occidental's proxy statements for annual stockholder meetings, most recently in the 2010 proxy statement on pages 4, 8 and 9.

The Company believes that Mr. Feick already meets the qualifications suggested in the Proposal. Therefore, the Proposal may properly be omitted pursuant to Rule 14a-8(i)(10) because, as discussed above, the Proposal has been substantially implemented.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to the Office of the Comptroller of the State of New York, with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is attached as Exhibit B.

Occidental plans to begin mailing its proxy materials on or about March 22, 2011. Accordingly, we would appreciate receiving your response no later than March 15, 2011, to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Patrick Doherty, State of New York, Office of the State Comptroller

EXHIBIT A

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Donald de Brier

Phone Number:

Fax Number: 310-443-6977

Date: 11/22/10

Pages ~~to follow~~: 5

Message:

THOMAS P. DiNAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 22, 2010

Mr. Donald P. deBrier
Corporate Secretary
Occidental Petroleum
10889 Wilshire Boulevard
Los Angeles, CA 90024-4201

Dear Mr. de Brier:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Occidental Petroleum of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, is also enclosed. It verifies the Fund's ownership, continually for over a year, of 3,129,771 Occidental Petroleum shares. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

WHEREAS:

Environmental expertise is critical to the success of companies in the oil and gas industry because of the significant environmental issues associated with their operations. Shareholders, lenders, host country governments and regulators, as well as affected communities, are focused on these impacts. A company's inability to demonstrate that its environmental policies and practices are in line with internationally accepted standards can lead to difficulties in raising new capital and obtaining the necessary licenses from regulators.

Occidental Petroleum has been cited for allegedly harmful environmental practices:
Between 1971 and 2000 Occidental Petroleum conducted oil exploration operations in the Corrientes River region of the Peruvian Amazon, and during those years, the company was alleged to have:

- Discharged an estimated nine billion barrels of toxic wastewater into local rivers and streams (The Independent(UK), 5/4/07 "Oil Company Accused of Dumping Waste in Amazon"),
- Stored wastes in unlined earthen pits(Occidental's Pollution Prevention Practices in Block 1AB Violated Industry Standards From Inception of Operations in 1975.E-Tech International,2006.p.2),
- Organizations representing the indigenous Achuar population of the region have accused Occidental of violations of the Peruvian General Health Law (Law 26842) and the Peruvian General Water Law(Decree 17752), prohibiting the dumping of waste that might contaminate water and endanger human health,
- Occidental has been accused in a pending civil action brought by Achuar plaintiffs of causing harm to the Achuar people by its environmental practices.(Tomas Maynas Carijano et al v. Occidental Petroleum Corporation et al, California Central District Court).

We believe that environmental controversies have the potential to damage shareholder value and that the company must respond to its environmental challenges in an effective, strategic and transparent manner, in order to maintain trust and minimize the adverse impact of its operations.

Environmental management is critical to the future success of the company. We believe it would benefit the company to address the environmental impact of its business at the most strategic level – by appointing a specialist to the board. An authoritative figure with acknowledged environmental expertise and standing could perform a valuable and strategic role for the company by enabling Occidental Petroleum to more effectively address the environmental issues inherent in its business. It would also help ensure that the highest levels of attention focus on the development of environmental standards for new projects. Such a broad role would strengthen development of environmental standards for new projects. Such a broad role would strengthen the company's ability to demonstrate the seriousness with which it is addressing environmental issues.

THEREFORE, BE IT RESOLVED: Shareholders request that, as the terms in office of elected board directors expire, at least one candidate be recommended who:

- Has a high level of expertise relating to the environmental impacts of hydrocarbon exploration and production and is widely recognized in the business and environmental communities as an authority in such field, in each case as reasonably determined by the company's board, and

- Will qualify, subject to limited exceptions in extraordinary circumstances explicitly specified by the board, as an independent director under the standards applicable to the company as an NYSE listed company.

J.P.Morgan

J.P. Morgan Worldwide Securities Services

4 New York Plaza 12th Floor
New York, NY 10004

Daniel F. Murphy
Vice President
Tel 212-623-8536

November 19, 2010

Mr. Donald de Brier
General Counsel & Corporate Secretary
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024-4201

Dear Mr. De Brier,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Occidental Petroleum Corporation continuously for at least one year as of November 18, 2010.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 3,129,771 shares of common stock as of November 18, 2010 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Madelene Chan at (212) 623-8551.

Regards,



Daniel Murphy

cc: Elaine Reilly – NYSCRF
Patrick Doherty – NYSCRF

EXHIBIT B



Occidental Petroleum Corporation

Linda S. Peterson
Associate General Counsel

10889 Wilshire Boulevard Los Angeles, California 90024
Phone 310.433.6189 • Fax 310.433.6737
linda_peterson@oxy.com

December 29, 2010

VIA EXPRESS MAIL

Patrick Doherty
Director – Corporate Governance
State of New York
Office of the State Comptroller
633 Third Avenue – 31st Floor
New York, New York 10017

Re: Stockholder Proposal for 2011 Annual Meeting

Dear Mr. Jurgonis:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal Comptroller of the State of New York, as sole Trustee of the New York State and Local Employees' Retirement System, submitted from management's proxy materials with respect to the 2011 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Enclosure